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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
8 - 28568

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

Associated Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Sepulveda Boulevard, Suite 1800
(No. and Street)

El Segundo (City) CA (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Wallace **310-670-0800**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Dr. (Address) Costa Mesa (City) CA (State) 92626 (Zip Code)

SEC Mail Processing
Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, James H. Wallace, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Associated Securities Corp. (the "Company") as of December 31, 2008, and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a customer.

S. M. JONES
Commission # 1676376
Notary Public - California
Los Angeles County
My Comm. Expires Jun 19, 2010

Signature

Controller
Title

Notary Public

Table of Contents

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Associated Securities Corp.
El Segundo, California

We have audited the accompanying statement of financial condition of Associated Securities Corp. (the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Associated Securities Corp. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I, II, and III listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2009

ASSOCIATED SECURITIES CORP.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

(Dollars in thousands, except par and stated value)

ASSETS		
Cash and cash equivalents	$	4,494
Investments—at market value		1,528
Receivable from:		
Broker-dealers and clearing organizations		1,612
Others, net of allowances of $30		4,694
Fixed assets, net of accumulated depreciation and amortization of $323		91
Prepaid expenses		384
Other assets		105
Total assets	$	12,908
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued commissions and advisory fees payable	$	1,768
Accounts payable and accrued liabilities		1,390
Due to affiliates—net		1,107
Total liabilities		4,265
COMMITMENTS AND CONTINGENCIES (Notes 8 and 12)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value, $1 stated value; 1,484 shares authorized; 100 shares issued and outstanding		630
Additional paid-in capital		8,407
Accumulated deficit		(394)
Total stockholder's equity		8,643
Total liabilities and stockholder's equity	$	12,908

See accompanying notes to financial statements.